EXHIBIT XI
                            U.S.B. HOLDING CO., INC.
                    COMPUTATION OF EARNINGS PER COMMON SHARE

               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                                                      2000              1999
                                                                    (000's, except share data)
Numerator:
  Net income                                                       $     5,060       $     3,475
  Less: preferred stock dividends

   Net income for basic and diluted earnings per common share
     net income available to common stockholders                   $     5,060       $     3,475

Denominator:
  Denominator for basic earnings per common share -
    weighted average shares                                         15,781,368        15,887,853
  Effects of dilutive securities:
    Director and employee stock options                                606,933           697,718
    Restricted stock not vested                                          3,407            10,937
 Total effect of dilutive securities                                   610,340           708,655
 Denominator for diluted earnings per common share -
   adjusted weighted average shares                                 16,391,708        16,596,508

Basic earnings per common share                                    $      0.32*      $      0.22*
Diluted earnings per common share                                  $      0.31*      $      0.21*

*On a pro-forma basis reflecting the effect of the 5 percent stock dividend declared on April 13, 2000, payable May 15, 2000 to stockholders of record on May 1, 2000, basic earnings per common share would be $0.31 and $0.21, and diluted earnings per common share would be $0.29 and $0.20 for the three months ended March 31, 2000 and 1999, respectively.